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CUSIP No.  878153 10 5




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            TEAM America Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common stock, without par value
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   878153 10 5
         -------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  878153 10 5

1. Names of Reporting Person:

         Terry C. McCurdy

         S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:   United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:         420,244

6.       Shared Voting Power:           0

7.       Sole Dispositive Power:     420,244

8.       Shared Dispositive Power:    0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  420,244

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.      Percent of Class Represented by Amount in Row (9):  9.55%

12.      Type of Reporting Person:    IN

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CUSIP No.  878153 10 5


ITEM 1.

         (a)      Name of Issuer:  TEAM America Corporation

         (b)      Address of Issuer's Principal Executive Offices:
                  110 E. Wilson Bridge Road, Worthington, Ohio 43085

ITEM 2.

         (a)      Name of Persons Filing:  Terry C. McCurdy

         (b)      Address of Principal Business Office, or, if  none, Residence:
                  212 Second Avenue West, Twin Falls, Idaho 83301

         (c)      Citizenship:  Mr. McCurdy is a United States Citizen

         (d)      Title of Class of Securities:  Common Stock, without par value

         (e)      CUSIP Number:  878153 10 5

ITEM 3.

         Not applicable.

ITEM 4.    OWNERSHIP

         (a)      Amount Beneficially Owned: 420,244 shares*

         (b)      Percent of Class:  9.55%

         (c)      Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 420,244 shares*
                  (ii)   Shared power to vote or to direct the vote:  0 shares
                  (iii)  Sole power to dispose or to direct the disposition of:
                         420,244 shares*
                  (iv) Shared power to dispose or to direct the disposition of: 0 shares

* On September 29, 1999, Mr. Byron G. McCurdy and Mr. Terry C. McCurdy entered into an Option Agreement with Mr. S. Cash Nickerson for Mr. Nickerson's purchase of an option to purchase an aggregate of 727,773 shares of TEAM America common stock owned by Mssrs. McCurdy at $7.00 a share. Of the 727,773 shares subject to the Option Agreement, Mr. Byron G. McCurdy owns 371,409 shares and Mr. Terry C. McCurdy owns 356,364 shares. Mr. Nickerson's option becomes an obligation to purchase the shares upon the closing of a purchase


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CUSIP No.  878153 10 5



by Mr. Nickerson of TEAM America Corporation. Under the Option Agreement, Mr. Nickerson has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 727,773 shares until the end of the option period in all matters relating to the acquisition of TEAM America Corporation. Mr. Byron G. McCurdy and Mr. Terry C. McCurdy, however, continue to have sole voting and dispositive power over their respective shares for all other matters during the option period.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

           Not applicable.



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CUSIP No. 878153 10 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February  8, 2000                         /s/ Terry C. McCurdy
                                                  --------------------
                                                  Terry C. McCurdy


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